AM 5-13-2005



SECUR[ITIES AND EXCHANGE COM]MISSION

05041537


SEC MAIL PROCESSING
RECEIVED
MAY 04 2005
WASH. D.C. 213 SECTION

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SEC FILE NUMBER
8- 66364

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

(A)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maitland Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 N. Lake Destiny Rd., Suite 225
(No. and Street)

Maitland (City) Florida (State) 32751-7105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Noga 407-875-0075
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tschopp, Thomas - Tschopp, Whitcomb & Orr, P.A.
(Name — *if individual, state last, first, middle name*)

2600 Maitland Center Parkway, #330 Maitland, Florida 32751
(Address) (City) (State) Zip Code)

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, George Noga, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firn Maitland Securities, Inc., a December 31, xx 2004, are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tha a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cc solidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud
- X A supplemental report on Internal Controls Pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Financial Statements

December 31, 2004

Maitland Securities, Inc.
(A Development Stage Company)

Financial Statements

December 31, 2004

(With Independent Auditor's Report Thereon)

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Table of Contents



TSCHOPP, WHITCOMB & ORR, P.A.
Certified Public Accountants
2600 Maitland Center Parkway ◆ Suite 330 ◆ Maitland, Florida 32751
Phone: (407) 875-2760 ◆ Fax: (407) 875-2762

Independent Auditors' Report

Board of Directors and Stockholder
Maitland Securities, Inc.

We have audited the accompanying statement of financial condition of Maitland Securities, Inc. (a development stage company) as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the period from July 14, 2003 (date of inception) through December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above, presents fairly, in all material respects, the financial position of Maitland Securities, Inc. (a development stage company) as of December 31, 2004, and the results of its operations and its cash flows for the period from July 14, 2003 (date of inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tschopp, Whitcomb & Orr, P.A.

February 16, 2005
Maitland, Florida

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statement of Financial Condition

December 31, 2004

Assets

Current assets:	
Cash	$ 22,613
Total current assets	22,613

Liabilities and Stockholders' Equity

Liabilities	$ -
Commitment (note 3)	
Stockholders' equity:	
Common stock - $0.01 par value 10,000 shares authorized issued and outstanding	100
Additional paid-in capital	29,900
Deficit accumulated during the development stage	(7,387)
Total stockholders' equity	22,613
Total liabilities and stockholders' equity	$ 22,613

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statement of Operations

Year ended December 31, 2004

Revenues	$ -
Operating expenses:	
General and administrative expenses	7,398
Loss from operations	(7,398)
Other income	11
Loss before income taxes	(7,387)
Provision for income taxes	-
Net loss	$ (7,387)

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statement of Stockholders' Equity

Period from July 14, 2003 (date of inception) through December 31, 2004

	Common Stock				
	Number of Shares	**Par Value**	**Additional Paid-in Capital**	**Deficit Accumulated During The Development Stage**	**Total**
Balances at July 14, 2003 (date of inception)	-	$ -	-	-	-
Sale of common stock	10,000	100	25,900	-	26,000
Balances at December 31, 2003	10,000	100	25,900	-	26,000
Capital contribution	-	-	4,000	-	4,000
Net loss	-	-	-	(7,387)	(7,387)
Balances at December 31, 2004	10,000	$ 100	29,900	(7,387)	22,613

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.
(A Development Stage Company)

Statements of Cash Flows

	Period From July 14, 2003 (Inception) Through December 31, 2003	Year Ended December 31, 2004	Period From July 14, 2003 (Inception) Through December 31, 2004
Cash flows from operating activities:			
Net loss	$ -	(7,387)	(7,387)
Net cash used in operating activities	-	(7,387)	(7,387)
Cash flows from financing activities:			
Proceeds from sale of common stock	26,000	-	26,000
Capital contribution	-	4,000	4,000
Net cash provided by financing activities	26,000	4,000	30,000
Increase (decrease) in cash	26,000	(3,387)	22,613
Cash at beginning of period	-	26,000	-
Cash at end of period	$ 26,000	22,613	22,613

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.
(A Development Stage company)

Notes to Financial Statements

December 31, 2004

(1) Organization and Description of Business

Maitland Securities, Inc. (Company) was incorporated on July 14, 2003 under the laws of the State of Florida. The Company was formed to engage principally in the brokerage, investment advisory and venture capital business.

The Company has had no substantial operations since inception. Due to the lack of sustaining operations the Company generated no significant operating revenues and has incurred cumulative operating losses of approximately $7,000. Accordingly, the Company is still considered to be in the development stage. During the period from July 14, 2003 (date of inception) through December 31, 2003, the Company's sole activity was raising capital.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash on hand, in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

(b) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. At December 31, 2004, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

(b) Income Taxes (Continued)

At December 31, 2004, deferred tax assets are related solely to the Company's net operating loss carryforward of approximately $7,000, which is fully reserved. If these carryforwards are not utilized, they will begin to expire in 2024.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $22,613, which was $17,613 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2004, therefore the ratio of aggregate indebtedness to net capital was 0%.

Schedule 1

MAITLAND SECURITIES, INC.
Net Capital Computation
Pursuant to SEC Rule 15c3-1
as of December 31, 2004

Total assets	$ 22,613
Deduct total liabilities	-
Ownership equity	22,613
Add subordinated liabilities	-
Total capital and subordinated liabilities	22,613
Deduct total nonallowable assets	-
Net capital before haircuts	22,613
Haircuts on securities	-
Net capital *	22,613
Deduct net capital requirement	(5,000)
Excess net capital	$ 17,613

Aggregate indebtedness	$ -
Ratio aggregate indebtedness to net capital	0%

* There is no difference between the computation of Net Capital under Rule 15c3-1 and the corresponding unaudited FOCUS, Part 11A.



TSCHOPP, WHITCOMB & ORR, P.A.
Certified Public Accountants
2600 Maitland Center Parkway ◆ Suite 330 ◆ Maitland, Florida 32751
Phone: (407) 875-2760 ◆ Fax: (407) 875-2762

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Maitland Securities, Inc.

In planning and performing our audit of the financial statements of Maitland Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e)

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tschopp, Whitcomb & Orr, P.A.

Maitland, Florida
February 16, 2005